UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

LIFECORE BIOMEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

514766104

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

600 Third Avenue

New York, New York 10016

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,195,710* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,195,710* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,195,710* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* PN

* Includes 1,560 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,436* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,382,436* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,436* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN

* Includes 1,040 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,822* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 929,822* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,822* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* CO

* Includes 650 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan 13-3873998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,350 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 367,350 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,350 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,578,146* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,578,146* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,578,146* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* OO

* Includes 2,600 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,822* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 929,822* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,822* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* CO

* Includes 650 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,477 (1) (See Item 5)
	8	SHARED VOTING POWER 4,875,318* (See Item 5)
	9	SOLE DISPOSITIVE POWER 51,477 (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,875,318* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,926,795* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* IN

* Includes 3,250 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

(1)	Excludes right to buy 7,059 restricted stock units that are not exercisable within 60 days of the date hereof (the “RSU Rights”), which restricted stock units convert into the Common Stock (as defined below) on a 1 for 1 basis.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,875,318* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,875,318* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,318* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* IN

* Includes 3,250 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Item 1. Security and Issuer.

This Amendment No. 7 (the “Amendment No. 7”) amends the Statements of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 14, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on October 2, 2012, Amendment No. 2 filed on October 17, 2014, Amendment No. 3 filed with the Securities and Exchange Commission on May 24, 2018, Amendment No. 4 filed with the Securities and Exchange Commission on April 20, 2021, Amendment No. 5 filed with the Securities and Exchange Commission on January 20, 2022, and Amendment No. 6 filed with the Securities and Exchange Commission on December 2, 2022 (collectively, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”) of Lifecore Biomedical, Inc. (formerly known as Landec Corporation), a Delaware corporation with its principal executive office at 2811 Airpark Drive, Santa Maria, California 93455 (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $41,228,969 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On January 9, 2023, each of Partners I, Partners and Offshore (collectively, the “Wynnefield Purchasers”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other unaffiliated investors, pursuant to which the Issuer sold in the aggregate to the Wynnefield Purchasers 3,250 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $3,250,000. The Series A Preferred Stock will accrue dividends, payable in additional shares of Series A Preferred Stock (the “PIK Dividends”), at a rate of 7.5% per annum of the stated value per share of Series A Preferred Stock; provided, that from and after the earlier of (a) June 29, 2026 or (b) the termination or waiver of the restrictions on cash dividends and/or redemptions set forth in the Issuer’s existing credit agreements (such earlier date, the “Applicable Date”), the Issuer may, at its option, pay such dividends in cash.

The Series A Preferred Stock is convertible into shares of Common Stock (the shares of Common Stock underlying the Series A Preferred Stock, the “Conversion Shares”) at an initial conversion price of $7.00 per Share (the “Conversion Price”), at any time at the election of the Wynnefield Purchasers, subject to customary adjustments. Subject to the Issuer’s continuing satisfaction of certain equity conditions, the Issuer may also require the conversion of all Series A Preferred Stock into Shares if the Shares exceeds 150% of the Conversion Price for 20 consecutive trading days.

On or any time after the Applicable Date, with six months advance written notice to the Issuer, the Wynnefield Purchasers will have the right to require the Issuer to redeem, in whole or in part, the Series A Preferred Stock for a cash purchase price equal to the stated value per share of the Series A Preferred Stock, plus an amount in cash equal to all accrued and unpaid dividends thereon. The Series A Preferred Stock will also be mandatorily redeemed, at the option of the holder, upon certain bankruptcy-related triggering events. The Issuer will not have redemption rights.

Notwithstanding the foregoing, the Issuer will not convert any shares of Series A Preferred Stock (and any such conversion shall be null and void) to the extent that (i) after giving effect to such conversion, the Reporting Persons collectively beneficially would own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limit”), or (ii) the conversion would result in the issuance of greater than 19.99% of the number of Shares outstanding as of the date of signing (the “Exchange Cap”), until the Issuer obtains stockholder approval for issuances of underlying Shares in excess of the Exchange Cap in accordance with the applicable rules and regulations of the Nasdaq Global Select Market.

The Series A Preferred Stock will have the right to vote with common stockholders on an as-converted basis on all matters, subject to certain limitations set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”), including the Beneficial Ownership Limit and Exchange Cap. The holders of the Series A Preferred Stock are entitled to elect two Series A Preferred Directors (the “Series A Directors”), which will initially be Nathaniel Calloway and Christopher S. Kiper, for so long as 30% of the Series A Preferred Stock remains outstanding (the “Ownership Threshold”). Subject to the Ownership Threshold, the Series A Preferred Stock will be entitled to a separate class vote with respect to the nomination of a Board member in any year in which any of the Series A Directors terms expire or any of such directors resign, die or are removed and holders of 10% of the Series A Preferred Stock shall have the right to call a special meeting to elect any Series A Director.

The Issuer will also not be permitted to undertake certain actions, including incurring indebtedness above $175 million and amending its organizational documents in a manner adverse to the Series A Preferred Stock, without the prior consent of the holders of a majority of the Series A Preferred Stock, for so long as the Ownership Threshold is met. The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

Also on January 9, 2023, the Issuer, the Purchasers and other parties to the Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”), in which the Issuer has agreed that it shall use reasonable best efforts to register for resale, on or prior to the date ninety (90) days after January 9, 2023, at least 150% of the maximum amount of Conversion Shares convertible or converted from the Purchased Shares and PIK Dividends, to the extent such shares are Registrable Securities (as defined in the Registration Rights Agreement). In addition, the Issuer has agreed to use its reasonable efforts to list the Conversion Shares covered by an effective Registration Statement upon the securities exchange upon which the Shares are then listed. The Registration Rights Agreement contains customary indemnification provisions. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

The Wynnefield Reporting Persons disclaim the formation of any group with the other investors that are parties to the Purchase Agreement and Registration Rights Agreement in all respects.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of January 9, 2023, the Wynnefield Reporting Persons beneficially owned in the aggregate 4,926,795 shares of Common Stock, constituting approximately 16.6% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 29,668,839 shares of Common Stock outstanding as of January 9, 2023, which is the total number of shares of Common Stock outstanding as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, plus 3,250 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Beneficial Ownership Limit, as applicable, as further described in Item 4 above.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Partners I	2,195,710	7.4%
Partners	1,382,436	4.7%
Offshore	929,822	3.1%
Plan	367,350	1.2%
Nelson Obus	51,477 (1)	0.2%

(1)	Excludes 7,059 RSU Rights that are not exercisable within 60 days of the date hereof.

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 4,926,795 shares of Common Stock, constituting approximately 16.6% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 29,668,839 shares of Common Stock outstanding as of January 9, 2023, which is the total number of shares of Common Stock outstanding as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, plus 3,250 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Beneficial Ownership Limit, as applicable, as further described in Item 4 above

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D, except for the 51,477 shares of Common Stock directly beneficially owned by Mr. Obus, which he does not disclaim.

The Wynnefield Reporting Persons have engaged in the following transactions involving shares of Common Stock during the last 60 days.

Name	Date	Number of Shares	Type of Security	Purchase/Sale	Price Per Share ($)
Partners I	11/25/2022	345,260	Common Stock	Purchase	7.97
Partners	11/25/2022	188,324	Common Stock	Purchase	7.97
Offshore	11/25/2022	94,162	Common Stock	Purchase	7.97
Partners I	1/9/2023	1,560	Series A Preferred Stock	Purchase	7.00
Partners	1/9/2023	1,040	Series A Preferred Stock	Purchase	7.00
Offshore	1/9/2023	650	Series A Preferred Stock	Purchase	7.00

(d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D is amended as follows:

The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended as follows:

Exhibit 99.5	Securities Purchase Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).

Exhibit 99.6	Registration Rights Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 12, 2022

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING & MONEY PURCHASE PLAN

By: /s/ Nelson Obus

Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually